Filed by Banco Santander, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Banco Santander (México), S.A., Institución de Banca Múltiple,

Grupo Financiero Santander México

(Commission File No.: Registration No. 000-55899)

Santander announces offer to acquire the minority shareholders’ interests in Santander Mexico for a consideration of up to €2,560 million1

•	In her speech at the Annual Shareholders’ Meeting, Banco Santander executive chairman, Ana Botín, said: “We believe in Mexico, in the potential of its financial sector, and in Santander Mexico which is today one of the leading banks in the country.”

•	Botín went on to highlight the progress made by the bank over the past three years, stating that the bank is now more profitable, with 11.7% RoTE; more efficient, with the best efficiency ratio among peers, 47%, and stronger after exceeding its capital target for 2018, reaching 11.3% of CET1 compared to 8.27% in 2014.

•	“The difference in market capitalisation with the second largest bank in Europe is 30%, 26 percentage points more than when we presented our plan in September 2015”, Botín said.

•	During her speech, Ms Botín also urged Spain´s political parties to “flee from short-term measures and promote a reformist agenda with a long-term vision that fosters inclusive growth and social cohesion.” She went on to argue that this “is only possible if business owners invest and create jobs.”

Madrid, 12 April 2019 - PRESS RELEASE

Banco Santander today announced its intention to offer to acquire up to 25% of its Mexican subsidiary through an exchange offer, equivalent to €2,560 million euros1. Speaking at the bank’s Annual General Meeting, Ana Botín, Banco Santander executive chairman, said: We believe in Mexico, in the potential of its financial sector and in Santander Mexico which is one of the leading banks in the country today”.

According to the terms of the transaction, tendering shareholders of the Group’s subsidiary in Mexico will receive 0.337 new Banco Santander shares for each Santander Mexico share or 1.685 new Banco Santander ADSs for every Santander Mexico ADS, which implies a premium of 14% over yesterday’s closing price. The maximum investment that Banco Santander would make to carry out the transaction, which is expected to have a neutral impact on earnings per share and a slightly positive impact on capital, would be €2,560 million1, to be paid with new shares.

1 Estimated valuation based on total shares owned by minority shareholders of 1.7 billion valued at 28.40 Mexican pesos per share at close yesterday, with an exchange rate of 21.2826 Mexican pesos per euro, and a premium of 14% over yesterday’s closing price.

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www.santander.com - Twitter:@bancosantander

Botín said: “This transaction meets our strategic and financial criteria, offers an attractive return on invested capital and allows us to increase both net profit and organic capital generation. For the minority shareholders of Santander México, it is an opportunity to monetize their shares at an attractive premium of 14% over yesterday’s closing price, gaining exposure to a diversified, global bank with growing and more predictable results than those of comparable peers.”

Spain and Europe

As part of her speech, the Group’s executive chairman spoke about Spain´s general election campaign and urged political groups to form an “alliance for inclusive growth.” She said: “We need to flee from short-term measures and promote a reformist agenda with a long-term vision that fosters inclusive growth and social cohesion. The objective is not just to grow, but that the benefits of growth reach everyone. This goal is only possible if business owners invest, and create jobs. Without growth, there is no inclusion.”

To support inclusive growth, she called for a permanent commitment to education: “We need world-class public education. It has to be a priority, whoever wins, whoever governs.”

Ana Botín indicated that agreements between political parties will be needed and that in economic policy “we all know what works and we know what does not work.” She mentioned what she believed should be a priority for the future government: budget sustainability, creating a business environment that fosters job creation and ensuring pensions for workers are enough for everyone to have a decent life, but are sustainable. She also insisted on the importance of institutional stability to attract national and foreign investment.

Ana Botín referred to Brexit as an example of “the danger of ignoring or dismissing the concerns that millions of people have about their jobs, their prosperity and their future,” and indicated that although “Europe is not perfect, it is the best demonstrated model of democracy, a model based on an open and inclusive society and a market economy.”

In her opinion, “Spain must also regain prominence in the European construction. Working for greater integration and participating in the decisions is also our job. Building Europe has to do with national politics. Europe is the solution and not the problem,” the executive chairman said, insisting that we “be proactive and share ideas to build an even better Europe.” For Ana Botín, “this would not be possible without a strong and profitable financial sector. In Europe, 90% of SME loans granted by the private sector come from banks, which are essential to ensure that Europe continues to be an area of prosperity and sustainable growth.”

With this in mind, Ms Botín advocated completing the European Banking Union and breaking the link between sovereign risk and the financial sector, ensuring we have regulation that successfully balances the need for caution with the need to ensure that companies have access to credit to invest in the future.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid). Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter:@bancosantander

Botín believes that “to grow sustainably requires addressing the digital challenge from a European perspective. We have the economic and human capital to not miss this train. Nowadays, we are behind China and United States. There is no higher priority for the new European Commission,” she stated, recalling that a fair competition framework for the digital era is needed to get there. In data processing, in taxation, in payments, in transport, in all sectors of the economy. “Same activities, same rules,” she said.

Fulfillment of the strategic plan

Botín said that the bank had met its targets set in the 2015 strategic plan and indicated that the bank is now more profitable, with 11.7% RoTE; more efficient, with the best efficiency ratio among peers, 47%, and stronger, after exceeding our capital target for 2018, reaching 11.3% of CET1 compared to 8.27% in 2014. And “all of this we achieved in a competitive environment for our industry, which is more challenging than anyone expected.”

She reminded shareholders that, in addition to strengthening the bank’s capital base by 18 billion euros, “we have grown our business and the cash dividend per share paid to our shareholders,” something that few competitors have accomplished in this period.

With the approval of the fourth dividend at this AGM, the bank will pay shareholders a total dividend of 23 cents per share, which represents an annual increase of 4.5% of the total dividend and 9% in the cash dividend. Since the 2015 Strategic Plan was launched, the bank’s shareholders have received €0.80 per share, which represents, in cumulative terms including 2018, a return via dividends equivalent to 18% of their investment.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid). Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter:@bancosantander

Botín also spoke about Santander’s share price: “Since September 2015, when we announced our strategy, total return to our shareholders is 15%, significantly better than the European Bank index which has fallen by 7%. The difference in market capitalisation with the second largest bank in Europe is 30%, 26 percentage points more than when we presented our plan in September 2015.”

The executive chairman also made reference to the ambitious targets set in the new medium-term strategic plan announced last 3 April, which include reaching underlying return on tangible equity (RoTE) of 13-15%, improving the efficiency ratio to 42-25% and maintaining a fully loaded CET1 ratio of 11-12%. She added: “First quarter of 2019 is a good starting point to reach these goals. Despite 31 basis points of negative regulatory impacts, we will close 1Q of 2019 with a higher than 11.20% CET1 according to preliminary data.” The bank also proposed increasing the dividend pay-out ratio to 40-50%.

Botín highlighted the bank’s business in the United States: “In 2018, attributable profit after tax rose by 74% (in constant euros). Again, in first quarter of 2019, it will be the geography with highest profit growth, more than doubling profits obtained during last quarter of 2018.”

Regarding the digital transformation, as announced at the last Investor Day, the company will invest more than €20 billion over the next four years in technology and digitalization and to implement Santander’s new global platforms to accelerate business at its local banks. These include Santander Global Payments Businesses, Global Trade Services and Global Merchant Services and to continue to develop the businesses referred to as speedboats, such as Openbank, which will expand into new markets.

Ana Botín referred to the simplified organizational structure announced during the presentation of the strategic plan and indicated that this change will help “increase collaboration and accelerate decision-making to generate more value as a Group.”

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid). Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter:@bancosantander

Responsible banking commitments

The bank’s executive chairman also pointed out the advances in building a more responsible bank and the commitments made in areas such as corporate governance, supporting the community, higher education and entrepreneurship, and the fight against climate change.

She stressed that throughout 2018 the bank’s internal governance was strengthened. The Responsible Banking, Sustainability and Culture committee was created, the full independence of the Audit Committee was incorporated into board regulations and, following the best practices established by the Spanish stock market authority, CNMV, the Nominations Committee was strengthened and will now also focus on matters related to corporate governance that were formerly delegated to other board sub-committees.

Ana Botín cited the Santander board’s decision to not continue with the appointment of Andrea Orcel as the Group’s chief executive officer as an example of responsibility and respect for the Group’s values and toward all its stakeholders. “It would be unacceptable for a retail and commercial bank like Santander to bear such a high cost of hiring one person, even one of Mr. Orcel’s talent.”

With regards to the bank’s commitment to society and the fight against climate change, Ana Botín announced the bank will “eliminate all single-use plastics from all its buildings everywhere in the world by 2021” and “ensure that 60% of the electricity we consume is from renewable sources, reaching 100% in 2025 in all those countries where it is possible to certify the energy origin.”

José Antonio Álvarez: “We are well positioned to take on challenges”

In his speech, Grupo Santander chief executive officer, José Antonio Álvarez, said the business has seen good business trends in the first quarter, with digital customers increasing by more than one and a half million in the last three months, and loans and deposits increasing by around 5% year-on-year in constant euros.

A difficult market environment for the sector affected revenues of the corporate banking business, however, Álvarez highlighted an overall increase in customer revenues and favourable cost of credit, which remained below 1%. He also said that the bank has registered a net charge of approximately €100 million in the quarter, which include the current optimization processes in the UK and Poland. Regarding capital, Álvarez said: “We organically generated an estimated 20 basis points in the quarter, well above than the average quarterly generation.”

Santander’s CEO also went through the Group’s 2018 results, a year in which “we saw consistent improvement in profit.” With regard to Spain, José Antonio Álvarez explained that “the integration of Popular is ahead of schedule.” During 2018 the legal integration of Banco Popular took place and the integration of the branch network began. “By the end of this month we will have around 600 branches in the areas of Galicia, Asturias, Cantabria, the Basque Country and Catalonia, 40% of the total.”

The CEO recalled that at its recent Investor Day, the Group announced new targets based on three main pillars: improve operational capacity, speed up the bank’s digital and technological transformation, and assign capital to the most profitable segments and businesses.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid). Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter:@bancosantander

José Antonio Álvarez concluded: “We reaffirm our commitment to the Group’s employees - we aim to be one of the 10 best companies to work for in at least six countries, and our responsibility to society, fostering the financial inclusion of those collective with lower income: our objective is to financially empower 10 million people with these initiatives by 2025. We firmly believe we will achieve these goals. The beginning of this phase is a new challenge for everyone. We will continue working to achieve a level of profitability, efficiency and value creation in line with the market’s demand and that of our shareholders.”

AGM agreements

In addition to results and the dividend from 2018 results, the annual general meeting of shareholders voted the appointment of Henrique de Castro as new independent director and the reelection of Javier Botín-Sanz de Sautuola, Ramiro Mato, Bruce Carnegie-Brown, José Antonio Álvarez and Belén Romana. Botín stated that “we have 33% non-Spanish members of the board, compared to 7% of the board before I was appointed. We also have 33% women, but we want to go one step further and have set the goal that by 2021 the board has between 40% and 60% of each gender.”

The AGM also voted on the proposal to allow that the scrip dividend, known as Santander Dividendo Elección, be used for all or part of one of the dividend payments charged against 2019 results. The AGM also voted on a share buyback programme that offers the maximum flexibility in the configuration of shareholder remuneration.

The board will announce the 2019 dividend after its September session and its intention is to maintain the medium-term pay-out at 40-50%, from the current 30-40%, that the proportion of dividend in cash per share be at least the same as the prior year and, as announced at the AGM of 2018, make two pay-outs against 2019 results.

Voting with blockchain

Santander has taken a new step in the use of blockchain technology for voting at shareholder meetings with a pilot in the proxy-granting and vote cycle of the retail segment, following last year’s success with institutional investors. Asset management companies of Renta 4, Mapfre and Santander participated and verified the convenience offered by this solution over the conventional model.

With this technology, the bank offers more transparency in the voting cycle (it is recorded and counted instantly against the usual two weeks), simplifies the process, and increases security (possible errors are reduced) and the motivation to vote, which improves corporate democracy. Santander produced a register with its own solution, developed by the bank's Blockchain Center of Excellence using Ethereum's Parity technology. In the pilot, which was coordinated by the corporate IT team, the Service of Issuers of Santander Corporate & Investment Banking and the Group’s Securities Service also collaborated.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid). Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter:@bancosantander

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

If it determines to move forward with the proposed transaction, Banco Santander, S.A. (“Santander”) will file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a prospectus and offer to exchange. Santander will also file with the Comisión Nacional Bancaria y de Valores (“CNBV”) a prospecto and/or folleto informativo in connection with the transaction and the prospective offer as required under applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC AND THE CNBV REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov and through the CNBV´s website at www.cnbv.gob.mx.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Mexico, Spain, the United Kingdom, Poland or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Mexico, Spain, the United Kingdom or Poland except pursuant to applicable law.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Santander does not undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, pl. 2
28660 Boadilla del Monte (Madrid). Tel.: +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter:@bancosantander